UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Farfetch Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.04 per share

(Title of Class of Securities)

30744W107

(CUSIP Numbers)

September 20, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30744W107

1.	Name of reporting persons Advance Publications, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 14,838,410 Class A Ordinary Shares (1)
	6.	Shared voting power 0
	7.	Sole dispositive power 14,838,410 Class A Ordinary Shares
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 14,838,410 Class A Ordinary Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 5.9% (1.3% of total voting power in the Issuer) (2)
12.	Type of reporting person CO

(1)

Represents 13,545,660 Class A Ordinary Shares, par value $0.04 per share (the “Class A Ordinary Shares”) held by Condé Nast International Ltd, 647,090 Class A Ordinary Shares held by Advance Magazine Publishers Inc. and 645,660 Class A Ordinary Shares held by CN Commerce Ltd. Advance Publications, Inc. is the beneficial owner of each of Condé Nast International Ltd, Advance Magazine Publishers Inc. and CN Commerce Ltd. Advance Publications, Inc. exercises voting and investment power over the Class A Ordinary Shares held by Condé Nast International Ltd, Advance Magazine Publishers Inc. and CN Commerce Ltd and may be deemed to have beneficial ownership of all of these Class A Ordinary Shares.

(2)	The percentages are from the Registration Statement on Form F-1, filed with the Securities and Exchange Commission on September 24, 2019 by the Issuer.

Item 1.

(a)	Name Issuer: Farfetch Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

Item 2.

(a)	Name of Person Filing: This Schedule 13G is filed by Advance Publications, Inc.

(b)	Address of Principal Office or, if none, Residence:

1 World Trade Center

New York, New York 10007

(c)	Citizenship: New York

(d)	Title of Class of Securities: Class A Ordinary Shares

(e)	CUSIP Number: 30744W107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 14,838,410 Class A Ordinary Shares

(b)	Percent of class: 5.9% (1.3)% of total voting power in the Issuer)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 14,838,410 Class A Ordinary Shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 14,838,410 Class A Ordinary Shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of five percent or less of class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than five percent on behalf of another person.

Condé Nast International Ltd holds 13,545,660 Class A Ordinary Shares, Advance Magazine Publishers Inc. holds 647,090 Class A Ordinary Shares and CN Commerce Ltd. Advance Publications holds 645,660 Class A Ordinary Shares. Advance Publications, Inc. is the beneficial owner of each of Condé Nast International Ltd, Advance Magazine Publishers Inc. and CN Commerce Ltd. Advance Publications, Inc. exercises voting and investment power over the Class A ordinary shares held by Condé Nast International Ltd, Advance Magazine Publishers Inc. and CN Commerce Ltd and may be deemed to have beneficial ownership of all of these Class A ordinary shares.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of dissolution of group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

ADVANCE PUBLICATIONS, INC.

By	/s/ Michael A. Newhouse
Name:	Michael A. Newhouse
Title:	Co-President